UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-42020

MAREX GROUP PLC

(Translation of registrant’s name into English)

155 Bishopsgate London EC2M 3TQ United Kingdom +44 20 7655 6000	140 East 45th Street, 10th Floor New York, New York 10017 (212) 618-2800

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Court Approval of the Scheme of Arrangement and Redomiciliation

On June 26, 2026, Marex Group plc (“Marex”), received approval from the High Court of Justice of England and Wales of a statutory scheme of arrangement under Part 26 of the Companies Act 2006 (the “Scheme”), previously approved by Marex’s shareholders on May 21, 2026. Pursuant to the Scheme, as previously disclosed, Marex Group Limited, a Bermuda exempted company limited by shares (“New Marex”) will become the parent holding company of the Marex group (the “Redomiciliation”). The Scheme is expected to become effective, and the Redomiciliation is expected to be consummated, on July 1, 2026 (the “Effective Date”).

On the Effective Date, each Marex ordinary share (the “Marex Ordinary Shares”) will be cancelled, and holders will receive one ordinary share of New Marex (the “New Marex Ordinary Shares”) for each Marex Ordinary Share held.

Subject to completion of the Scheme, it is expected that the last day of trading of Marex Ordinary Shares on the Nasdaq Global Select Market will be June 30, 2026, and the New Marex Ordinary Shares are expected to begin trading under the same ticker symbol (MRX) and new CUSIP number G5T40M104 on the Nasdaq Global Select Market on July 1, 2026.

Forward-Looking Statements

This Form 6-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this Form 6-K that do not relate to matters of historical fact should be considered forward-looking statements, including without limitation the expected effective date of the Scheme. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “would,” “is/are likely to” or other similar expressions.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, our ability to satisfy the conditions to the Proposed Redomiciliation on the expected timeframe, or at all, and the occurrence of unanticipated difficulties or costs in connection with the Proposed Redomiciliation, and other risks discussed under the caption “Risk Factors” in our Annual Report on Form 20-F for the year-ended December 31, 2025, filed with the Securities and Exchange Commission (the “SEC”) and our other reports filed with the SEC.

The forward-looking statements made in this Form 6-K relate only to events or information as of the date on which the statements are made in this Form 6-K. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Marex Group plc (Registrant)

By:	/s/ Robert Irvin
Name:	Robert Irvin
Title:	Chief Financial Officer

Dated: June 26, 2026